Exhibit (a)(5)(ii)

SUBJECT:                 MODIFIED “DUTCH AUCTION” TENDER OFFER INFORMATION

Dear Colleagues,

I write to share information with you that Verso Corporation (“Verso”) announced today plans to repurchase up to $55 million in value of shares of its Class A common stock (the “common stock”) in what is called a “Modified Dutch Tender” transaction. This process is an offer to purchase shares of our common stock at a price per share within the range of $16.00 to $18.30 via a modified “Dutch auction.” Within this price range, we believe purchasing shares of our common stock is a prudent use of our financial resources and provides an efficient way of returning to our stockholders a portion of the net proceeds from our February 2020 sale of our Androscoggin and Stevens Point mills to Pixelle Specialty Solutions LLC (the “Pixelle Sale”). The details of the tender offer are summarized in the press release issued this morning and certain required tender offer materials filed this morning with the Securities and Exchange Commission.

Our decision to pursue a tender offer demonstrates our confidence in our long-term financial outlook, the strength of our balance sheet, and our continued focus on creating value for our stockholders.

The attached document answers several questions related to the tender offer. If you have additional questions regarding this announcement, feel free to call Tim Nusbaum. Additionally, a copy of the tender offer documents can be found on our Investor Relations website, investor.versoco.com.

All external inquiries should be directed to Georgeson LLC, the information agent for the tender offer, at (866) 729-6811.

Best,

Tim Nusbaum

TENDER OFFER QUESTIONS AND ANSWERS

Q1	What is a tender offer?

We are offering to repurchase from our existing stockholders up to $55 million in value of shares of our issued and outstanding common stock at a price between $16.00 to $18.30 per share (the “tender offer”). The tender offer is commencing today, May 13, 2021, whereby stockholders interested in participating will be asked to “tender” their shares to Verso at a price between the proposed range, by no later than June 10, 2021, the expiration date, although the expiration date may be extended by us. Our obligation to purchase shares in the tender offer is subject to conditions that are described in the Offer to Purchase and the other tender offer documents filed with the SEC.

Q2	Why is Verso making the tender offer?

We believe the tender offer is a prudent use of our financial resources and provides an efficient way of returning to our stockholders a portion of the net proceeds from the Pixelle Sale.

We believe the modified “Dutch auction” tender offer represents a mechanism to provide our stockholders with the opportunity to tender all or a portion of their shares of our common stock more rapidly than would be possible through open market purchases, and thereby receive a return of some or all of their investment if they so elect. We believe the tender offer provides stockholders with an opportunity to obtain liquidity with respect to all or a portion of their shares without potential disruption to the share price. In addition, if we complete the tender offer, stockholders who do not participate in the tender offer will automatically increase their relative percentage ownership interest in Verso at no additional cost to them.

Q3	Following the tender offer, will Verso continue as a public company?

Yes. The completion of the tender offer in accordance with its terms and conditions will not cause our shares to cease to be listed on The New York Stock Exchange or to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We will merely repurchase some of the currently outstanding shares of our common stock.

Q4	Will the tender offer have any impact on the business operations of Verso and my employment?

We will continue our business operations as usual without interruption. The tender offer does not affect your employment. As structured, we also have full borrowing availability under our asset-based revolving credit facility to make investments in the business as needed.

Q5	What will be the purchase price for the shares and will all of my shares be purchased?

We are offering to repurchase shares through a modified “Dutch auction.” A modified “Dutch auction” is a type of tender procedure that allows stockholders to choose a price or prices within the designated price range — in this case, between $16.00 to $18.30 — at which they would be willing to sell their shares back to Verso. The stockholders also have the option to tender their shares without specifying a price, in which case their shares will be repurchased at the purchase price determined in the tender offer. We will select the lowest single purchase price within that price range that will allow us to purchase $55 million in value of our common stock, or a lower amount depending on the number of shares of our common stock tendered and not properly withdrawn. We will pay this final purchase price in cash, less any applicable withholding taxes and without interest, to all stockholders who have properly tendered (and have not properly withdrawn) their shares pursuant to the tender offer, even if some of the shares are tendered at a price below the purchase price ultimately determined. Please note, however, that because of the “odd lot” priority, proration and conditional tender provisions (each as described further in the Offer to Purchase), we may not purchase all of the shares tendered at or below the final purchase price if shares having an aggregate value in excess of $55 million are properly tendered and not properly withdrawn at the final purchase price.

Q6	Can employees participate in the tender offer?

Employees may participate in the tender offer. However, employees remain subject to the provisions of our Insider Trading Policy, including provisions that prohibit our directors, executive officers and certain other employees from trading in our common stock while in possession of material nonpublic information about Verso or its securities.

Neither management nor the Board of Directors has made any recommendation to stockholders, including employees, as to whether they should tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares. Each stockholder should review the tender offer documentation and consult with his or her own tax advisors, financial advisors and/or brokers to determine whether to participate in the tender offer.

Q7	Will directors and executive officers be participating in the tender offer?

No. Our current directors, “executive officers,” as defined in Rule 3b-7 under the Exchange Act and certain other officers do not intend to tender any of their shares in the tender offer.

Q8	How do I tender my shares?

The tender offer will expire at 12:00 midnight, New York City time, on June 10, 2021, unless the offer is extended or terminated. Details concerning the process for tendering shares are contained in the tender offer documentation and instructions. Information also can be obtained by contacting Georgeson LLC, the information agent for the tender offer, at (866) 729-6811. If you hold your stock in a brokerage account you should contact your broker. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely that they will have an earlier deadline for you to act to instruct them to accept the tender offer on your behalf. We urge you to immediately contact the broker, dealer, commercial bank, trust company or other nominee that holds your shares to find out its deadline.

Our obligation to accept for payment and pay for your tendered shares depends upon a number of conditions that must be satisfied or waived on or prior to the expiration of the tender offer. Shares not purchased in the tender offer will be returned to the tendering stockholders at Verso’s expense promptly after the expiration of the tender offer.

Q9	Can I tender my restricted stock units?

We are not offering to purchase restricted stock units (“RSUs”) that have not yet vested and settled into shares of common stock as part of the tender offer, and tenders of such equity awards will not be accepted. If you hold shares of common stock that you acquired through the vesting and settlement of RSUs, such shares may be tendered in the tender offer, subject to the terms and conditions of the tender offer.

Q10	What if I do not want to participate in the tender offer?

If you do not wish to participate in the tender offer, you do not need to take any action.

Q11	How does this transaction impact employees?

Employees who are stockholders of Verso receive the same benefits under the tender offer as all other stockholders of Verso.

Q12	Whom do I contact with questions?

For internal questions, please contact Tim Nusbaum. For all external inquiries, or questions about tendering your shares, please direct them to the information agent for the tender offer, Georgeson LLC at (866) 729-6811.

The discussion of the tender offer contained in this email and the accompanying questions and answers is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer to purchase and the solicitation of Verso’s shares are made only pursuant to the Offer to Purchase, the related Letter of Transmittal, and other related materials mailed or otherwise delivered to stockholders. Stockholders should read those materials and the documents incorporated therein by reference carefully when they become available because they will contain important information, including the terms and conditions of the tender offer. Verso is filing a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the Securities and Exchange Commission (“SEC”). The Tender Offer Statement, including the Offer to Purchase, the related Letter of Transmittal and other related materials, will also be available to stockholders at no charge on the SEC’s website at www.sec.gov or from the information agent for the tender offer, Georgeson LLC. Stockholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer.